Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS(1)
FOR THE SIX MONTHS ENDED JUNE 30

		2005	2004

A	Net income as reported, Canadian GAAP ($ millions)	$295.5	$123.3

B	Items adjusting net income ($ millions)	$3.5	$4.8

C	Net income, US GAAP ($ millions)	$299.0	$128.1

D	Weighted average number of shares outstanding	110,365,000	106,866,000

E	Net additional shares issuable for diluted earnings per share calculation	3,041,000	1,364,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$2.68	$1.15

	Diluted earnings per share (A/(D+E))	$2.61	$1.14

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$2.71	$1.20

	Diluted earnings per share (C/(D+E))	$2.64	$1.18

(1)In the third quarter of 2004, the Board of Directors of PCS approved a split of the company’s outstanding common shares on a two-for-one basis in the form of a stock dividend. All comparative share and per-share data have been retroactively adjusted to reflect the stock split.